(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	July 26, 2013

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Covington Trust (the trust):

Fidelity MSCI Consumer Discretionary Index ETF
Fidelity MSCI Consumer Staples Index ETF
Fidelity MSCI Energy Index ETF
Fidelity MSCI Financials Index ETF
Fidelity MSCI Health Care Index ETF
Fidelity MSCI Industrials Index ETF
Fidelity MSCI Information Technology Index ETF
Fidelity MSCI Materials Index ETF
Fidelity MSCI Telecommunications Services Index ETF
Fidelity MSCI Utilities Index ETF (the funds)

File Nos. (033-60973) and (811-07319)
Post-Effective Amendment No. 9

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 9 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity MSCI Consumer Discretionary Index ETF, Fidelity MSCI Consumer Staples Index ETF, Fidelity MSCI Energy Index ETF, Fidelity MSCI Financials Index ETF, Fidelity MSCI Health Care Index ETF, Fidelity MSCI Industrials Index ETF, Fidelity MSCI Information Technology Index ETF, Fidelity MSCI Materials Index ETF, Fidelity MSCI Telecommunications Services Index ETF, Fidelity MSCI Utilities Index ETF as new series of the trust.

This filing contains the Prospectus and Statement of Additional Information for Fidelity MSCI Consumer Discretionary Index ETF, Fidelity MSCI Consumer Staples Index ETF, Fidelity MSCI Energy Index ETF, Fidelity MSCI Financials Index ETF, Fidelity MSCI Health Care Index ETF, Fidelity MSCI Industrials Index ETF, Fidelity MSCI Information Technology Index ETF, Fidelity MSCI Materials Index ETF, Fidelity MSCI Telecommunications Services Index ETF, Fidelity MSCI Utilities Index ETF.

Please note that the cover page of the Prospectus and SAI contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of October 15, 2013. We request your comments by August 26, 2013.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Nicole Garceau
Nicole Garceau
Legal Product Group